

07006889

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED APR 16 2007 WASH. D.C. 210 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bengur Bryan & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 East Read Street, Suite 101
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Bryan (443) 573-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

9515 Deereco Road, Suite 500	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles A. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bengur Bryan & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title


LISA D. EXTER
Notary Public - Maryland
Harford County
My Commission Expires on
March 13, 2010
OFFICIAL SEAL

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) See below*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Reconciliation of the audited computation of net capital to the Part IIA unaudited net capital reported by broker/dealer.

BENGUR BRYAN & CO., INC.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL TO THE PART IIA UNAUDITED NET CAPITAL REPORTED BY BROKER/DEALER
December 31, 2006

No differences exist between the audited Net Capital and Net Capital Computed pursuant to Rule 15c3.1 filed with the Company's December 31, 2006 Focus Report as amended on February 22, 2007.

There were no material differences between the two Focus filings.

END